

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Jordan Plews, Ph. D.
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive, Ste. 250
Newport Beach, CA 92660

> **Re: Elevai Labs Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2023**
> **CIK No. 0001840563**

Dear Jordan Plews:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 14, 2023

Forward-Looking Statements, page ii

1. We note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to initial public offerings. Accordingly, please revise to remove your reference to these provisions.

Current Products and Products in Development, page 2

2. With reference to your disclosure at the bottom of page 92, please revise to balance the Summary disclosure by explaining that commercialization began in 2022.

3.   We note your disclosure that you identify your manufacturing process as "Precision Regenerative Exosome Technology™." Accordingly, please revise to highlight the disclosure on page 89 that your products are not regenerative medicines that are intended to treat any disease or condition.

Market, Industry and Other Research-Based Data, page 2

4.   Please revise the first paragraph under the heading and in the Competition disclosure on page 3 to clarify how the two sales channels differ.

The Company, page 2

5.   Please define scientific or technical terms at first use in the Summary. For example only, please briefly explain the terms "exosome"; "hUMSC"; "hyperpigmentation" and "Conditioned Media."

6.   Please clarify the basis on which your products are "preeminent."

Our Next Generation Technology and Early Results, page 3

7.   We refer to the last sentence in this section. Please revise to explain, if true, that you would need to conduct clinical trials and receive FDA approval for a drug product that treats chronic skin conditions. With reference to the disclosure on page 33, also disclose that there are no FDA approved medical products utilizing exosomes.

Our Product Quality..., page 3

8.   Explain the term "favorable pricing" to clarify your strategy and position in the marketplace.

Established Partnerships..., page 4

9.   Please reconcile your disclosure on page 4 that you have entered international markets with your disclosure on page 8 which indicates that your current sales and distribution are limited to the United States.

Out Products Ease of Use..., page 4

10.   We note product performance claims in this section and elsewhere in the Summary. To the extent that you highlight product performance, please revise to provide context and balance by also highlighting the following:
   • The success of results are highly subjective (page 30).
   • You have yet to complete clinical testing to demonstrate support for any performance claims;
   • Statements regarding our topical cosmetic and exosome-containing serums have not been reviewed or approved by the FDA (page 65).
   Also, tell us the basis for your statements that your products are "science backed."

Our Well Recognized and Award-winning Team, page 5

11.   Your disclosure in the section is two-pages in length and is identical to similarly titled disclosure within your Business section. Please revise to summarize or remove the section from the Summary.

Channel Expansion..., page 7

12.   We note your disclosure indicating that you intend to expand your production. We further note your disclosure on page 85 indicating the sufficiency of your existing facilities for the next 12 months. Accordingly, please revise to disclose here or elsewhere, as appropriate, the planned timing for expansion and, if applicable, whether you will require material funding in the near term to pay for any such work.

13.   Please revise to explain the term "white label."

Our Technology and Research, page 7

14.   We note your disclosure that the exosomes in your products have the ability to enhance the appearance of many skin types. Please revise to clarify which skin types can be enhanced and/or which skin types cannot be enhanced by your products.

Summary Risk Factors, page 10

15.   We note that your summary risk factors are five pages in length. Please limit your summary risk factors to no more than two pages that summarize the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K for guidance.

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues..., page 25

16.   We note your disclosures here, on page 30 and elsewhere in the prospectus discussing the "efficacy" and "effectiveness" of your products. We note that these are terms of art with specialized meaning in the context of FDA's regulation of drugs and biologics. Accordingly, please revise your disclosures to ensure that you provide sufficient context when using these terms so that it is clear whether you are referring to the aesthetic results of your cosmetic products or instead to claims involving the treatment of medical conditions. Similarly, provide context so that it is clear whether the "clinical" work you reference throughout the prospectus relates to efforts to build evidence that your cosmetic products demonstrate aesthetic improvement or instead relates to your efforts to develop drug/biologic products.

Business
Corporate History and Structure, page 60

17.   Please revise to discuss briefly the material terms of the asset purchase agreement entered

with Reactive Medical Labs in June of 2021. Please also file this agreement as an exhibit to your registration statement.

Research and Development, page 75

18.   We note your statement on page 76 that you have also "developed" applications of your products for use in hair. Disclosure on page 3, and elsewhere, indicates this indication is still currently being developed. Please reconcile your disclosure or advise.

19.   Please revise the last paragraph on page 76 to clarify whether the case study is complete. Also, revise your disclosure in this section concerning development status to reflect your disclosure on page 69 which indicates that your clinical development of Efinity 2.0 is currently on hold.

Manufacturing, page 78

20.   Your disclosure at the top of page 80 indicates that you use multiple suppliers to source high quality hUMSCs. Please reconcile this disclosure with your disclosure on page 36 that you rely on a single supplier. Also, explain the basis for your disclosures on pages 65 and 80 concerning the quality/superiority of the hUMSCs you procure. Also reconcile your disclosure on page 80 that you use multiple cords with your disclosure on page 2 that your proprietary process yields exosome lots from a single hUMSC supply.

Intellectual Property
Patents, page 83

21.   Please disclose the type of patent protection, ownership status and applicable expiration dates for each material patent or patent application discussed in this section. Please also discuss what a provisional patent application is and what rights flow from this type of application.

Management
Our Executive Officers and Directors, page 98

22.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K for guidance.

Preferred Stock, page 114

23.   With reference to your risk factor disclosure on page 48, please revise to discuss the enhanced voting rights held by one of more series of the preferred stock.

Financial Statements, page F-1

24.   Please update the financial information included in your filing in accordance with Rule 8-08 of Regulation S-X.

Consolidated Statements of Income and Comprehensive Loss, page F-5

25.   Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Exhibits

26.   In your next amendment, please identity each of the Material Agreements that will be filed with the registration statement.

General

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Tim Dockery, Esq.